

03022957

82- SUBMISSIONS FACING SHEET

6/20

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Lottery Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 4832 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/23/03

Consolidated Financial Statements of

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)

Years ended December 31, 2002 and 2001

82-4832

AUDITORS' REPORT

To the Shareholders of Pacific Lottery Corporation (formerly Applied Gaming Solutions of Canada Inc.):

We have audited the consolidated balance sheet of Pacific Lottery Corporation (formerly Applied Gaming Solutions of Canada Inc.) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
May 16, 2003

(Signed) Dick Cook Shulli
CHARTERED ACCOUNTANTS

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)
Consolidated Balance Sheets

As at December 31,

	2002	2001
Assets		
Current assets:		
Cash	$ 89,102	$ –
Accounts receivable	2,652	825
Prepaid expenses	1,270	1,274
	93,024	2,099
Deferred development costs (note 3)	–	307,606
Capital assets (note 4)	438,763	1,537,976
	$ 531,787	$ 1,847,681
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities (note 5)	$ 283,071	$ 9,611,096
Accrued interest on debt (note 6)	3,842,453	2,215,970
Related party advances (note 13)	852,545	–
Short-term debt (note 6)	2,250,000	2,250,000
	7,228,069	14,077,066
Long-term debt (note 6)	500,000	500,000
Shareholders' equity (deficiency):		
Share capital (note 7)	16,340,824	15,779,122
Deficit	(23,537,106)	(28,508,507)
	(7,196,281)	(12,729,385)
Going concern (note 1)		
Commitments and contingencies (note 11)		
	$ 531,787	$ 1,847,681

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) David Aftergood), Director

(Signed) Peter Wallis, Director

82-4832

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)
Consolidated Statements of Operations and Deficit

Years ended December 31,

	2002	2001
Revenue:		
Lottery	$ 68,431	$ 69,895
Expenses:		
General and administrative	1,461,310	2,233,128
Depreciation and amortization	1,149,950	395,469
Interest on short-term debt and contracts payable	1,954,187	2,126,155
Interest on long-term debt	162,649	120,938
	4,728,096	4,875,690
Loss from continuing operations	4,659,665	4,805,795
Other:		
Settlement of contracts payable – (note 5)	9,631,066	–
Net income (loss)	4,971,401	(4,805,795)
Deficit, beginning of year	28,508,507	23,702,712
Deficit, end of year	$ 23,537,106	$ 28,508,507
Loss from continuing operations per share – basic and diluted:	$ (1.32)	$ (1.47)
Net income (loss) per share:		
Basic	$ 1.41	$ (1.47)
Diluted	1.25	(1.47)
Weighted average shares outstanding	3,525,086	3,270,983

See accompanying notes to consolidated financial statements.

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)
Consolidated Statements of Cash Flows

Years ended December 31,	2002	2001
Cash provided by (used in):		
Operations:		
Net loss	$ 4,971,401	$ (4,805,795)
Items not involving cash:		
Depreciation of capital assets	1,099,213	386,382
Amortization of deferred costs	50,737	9,087
Accrued interest:		
Short-term debt	1,463,834	1,088,444
Long-term debt	162,649	120,939
Contracts payable	490,353	1,037,711
Accrued general expenses from contracts payable	479,601	1,248,003
Settlement of contracts payable	(9,631,066)	–
Common shares issued for services	–	169,500
Cash flow used in operations	(913,278)	(745,729)
Change in non-cash working capital balances (note 9)	(107,034)	(144,134)
	(1,020,312)	(889,863)
Financing:		
Advances from related parties	1,109,414	–
Issue of common shares, net of issue costs	–	901,588
	1,109,414	901,588
Investing:		
Acquisition of capital assets, net	–	(40,198)
Deferred development costs incurred	–	(256,869)
	–	(297,067)
Increase (decrease) in cash	89,102	(284,842)
Cash position, beginning of year	–	284,842
Cash position, end of year	$ 89,102	$ –

Supplemental cash flow information (Note 9):

See accompanying notes to consolidated financial statements.

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)
Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

Pacific Lottery Corporation (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

1. Going concern:

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2002 and 2001. At December 31, 2002 the Company had a working capital deficiency of $7,135,045 and an accumulated deficit of $23,537,106. The lottery in Hanoi, Vietnam, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $68,431 for the year ended December 31, 2002. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financing facilities with its lenders to improve terms of repayment. Subsequent to December 31, 2002 a debt settlement agreement was executed extinguishing all debt described in Note 6 – refer to Note 12.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. Subsequent to December 31, 2002 a private placement of shares sold for $4,500,000 was concluded – refer to Note 12. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.

2. Significant accounting policies:

These consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The most significant accounting policies are summarized below:

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates and such differences could be material.

2. Significant accounting policies (continued):

(b) Principles of consolidation:

The financial statements include the accounts of the Company and its wholly-owned subsidiary Applied Gaming Solutions International Inc. which was incorporated May 11, 1999 and has had minimal activity since that date. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c) Deferred development costs:

Development costs are charged to income as incurred unless the Company believes a development project meets Canadian Generally Accepted Accounting Principles for deferral and amortization. The Company deferred all legal , accounting and general and administrative costs directly related to the development of the lottery systems in Hanoi and Ho Chi Minh City, Vietnam.

The accumulated costs were amortized over a seven-year period and at December 31, 2002 have been fully amortized to income.

(d) Capital assets and depreciation:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line basis at the following annual rates which are designed to apportion the costs of the assets over their estimated useful lives:

Assets	Rate
Lottery equipment	7 years
Computer equipment	33%
Computer software	50%
Gaming equipment	20%
Office furniture and equipment	20%

(e) Impairment:

The Company regularly evaluates the carrying value of its' deferred development costs and capital assets for impairment. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a write-down is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost to dispose of such assets.

2. Significant accounting policies (continued):

(f) Income taxes:

The asset and lability method is used for determining income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

No recognition of future income assets has been reflected in these financial statements as the Corporation has yet to achieve profitable operations.

(g) Stock-based compensation:

Effective January 1, 2002, the Company adopted the new statndard of the Canadian Institute of Chartered Accountants Section 3870 – Stock-based compensation and other Stock-based payments. The adoption of the new standard is retroactive to the start of the 2002 fiscal year. The new standard requires the Company to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation. Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation. Accordingly, no compensation cost has been recognized for such grants of options to employees and directors as the exercise price is equal to the market price of the stock on the date of grant.

The Company issues stock options under its stock-based compensation plan as described in Note 7(d). Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

(h) Earnings and loss per share:

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year of 3,525,086 (2001 – 3,270,983). Diluted earnings per share is calculated using the treasury stock method and is equal to the basic loss per share. Since the effect of exercising the warrants and options would be anti-dilutive for all periods presented.

(i) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchanges are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

3. Deferred development costs:

The major components of cumulative deferred development costs are :

	2002	2001
Salaries/consulting fees	$ 2,977,055	$ 2,977,055
License fees	772,921	772,921
Marketing and technical support	2,567,202	2,567,202
Office and supplies	688,969	688,969
Travel	494,873	494,873
Insurance	113,493	113,493
Financing fee	50,000	50,000
Legal and accounting	18,746	18,746
Other projects	17,640	17,640
	7,700,899	7,700,899
Less:		
Amortization	(1,944,030)	(1,893,293)
Write-down of deferred developments costs	(5,500,000)	(5,500,000)
Recovery of costs	(256,869)	–
	$ –	$ 307,606

The Company recovered from Emerging Market Solutions International Inc. ("EMSI") in 2002 $256,869 in costs incurred relating to the development of a new lottery business in Ho Chi Minh City, Vietnam. The recovery was offset against advances due to EMSI by the Company.

4. Capital assets:

December 31, 2002	Cost	Accumulated Depreciation	Net Book Value
Lottery equipment	$ 2,576,687	$ 2,164,187	$ 412,500
Computer equipment	69,705	61,145	8,560
Computer software	14,089	14,089	-
Gaming equipment	214	214	-
Office furniture and equipment	57,009	39,306	17,703
	$ 2,717,704	$ 2,278,941	$ 438,763

During the year the company reviewed the carrying value of lottery equipment, currently employed in Hanoi, determining that the undiscounted cash flows anticipated from the remaining life of the Hanoi contract were significantly less. Therefore an increased amortization adjustment was charged to operations in 2002 for $773,136.

December 31, 2001	Cost	Accumulated Depreciation	Net Book Value
Lottery equipment	$ 2,576,687	$ 1,077,477	$ 1,499,210
Computer equipment	69,705	56,009	13,696
Computer software	14,089	14,089	-
Gaming equipment	22,450	22,365	85
Office furniture and equipment	57,009	32,024	24,985
	$ 2,739,940	$ 1,201,964	$ 1,537,976

5. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of:

	2002	2001
Trade payables	$ 283,071	$ 921,679
Contracts payable	-	8,689,417
	$ 283,071	$ 9,611,096

Pursuant to a settlement and termination agreement dated May 31, 2002 between the Company and Automated Wagering International, Inc. ("AWI"), the Company paid approximately $23,000 ($15,000 USD), representing full and final settlement of debts aggregating $9,654,066 between the Company and AWI. During the period January 1, 2002 through to May 31, 2002 the Company incurred $434,092 in general overhead costs from operations in Northern Vietnam and $530,557 in interest on outstanding amounts due to AWI. Accordingly, a gain on settlement of debt of $9,631,066 has been reflected in operations during the period ended June 30, 2002.

6. Debt obligations:

The Company's debt obligations consist of:

	2002	2001
Short-term debt		
Third party loan bearing interest at 2.5% per month compounded and payable monthly	$ 2,250,000	$ 2,250,000
	$ 2,250,000	$ 2,250,000
Long-term debt		
Third party loan bearing interest at 2.5% per month compounded and payable monthly	$ 250,000	$ 250,000
Series II preferred shares	250,000	250,000
	$ 500,000	$ 500,000

The short-term loan was due on November 9, 1999 but remains outstanding under informal extensions granted by the lenders.

The long-term loan has a term of the earlier of (i) five years from the complete installation of lottery terminals in Hanoi, Vietnam, of August 9, 1999 and (ii) six years.

Security for the above loans consists of a General Security Agreement over the assets of the Company including an assignment of the revenues under the Hanoi Lottery Agreement and an assignment of the proceeds of the EDC insurance policies, subject only to a first lien by a Canadian Schedule A Bank, which is not to exceed $1 million.

The Series II preferred shares must be redeemed at $1 per share at the option of the holder, together with all related unpaid dividends. An annual cumulative dividend equal to fifteen percent of the consolidated after tax net income of the Company is applicable to these shares, which are classified as long-term debt due to the related terms and conditions of redemption. There is no taxable income in the current year due to recognition of prior years' loss carryforwards, accordingly there are no cumulative unpaid dividends at December 31, 2002.

Included in accrued interest payable is accrued interest of $3,458,207 (2001 - $1,994,373) on the short-term loan and $384,246 (2001 - $221,597) on the long-term loan.

All debt financing has been provided equally by two individuals, one of whom is a current director and shareholder of the Company. See Note 12(c) regarding the Company's settlement of the above debts through the issuance of common shares.

7. Share capital:

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors

700,000 Series I convertible preferred shares

250,000 Series II preferred shares (See Note 6)

(b) Issued:

	Number of Shares	Amount
Common shares:		
Balance, December 31, 2000	2,836,019	14,708,034
Issued for cash on private placement	386,250	772,500
Issued on exercise of options	99,925	133,880
Issued for services	46,864	169,500
Balance, December 31, 2001	3,369,058	15,779,122
Issued for conversion of debt	1,872,339	561,702
Balance, December 31, 2002	5,241,397	16,340,824

c) Share consolidation:

On July 25, 2002, shareholders of the Company approved the consolidation of the common shares on the basis of one new common share being issued for every ten previously issued and outstanding common shares. The financial statements reflect the share consolidation as if it had occurred at January 1, 2001. Common shares outstanding at January 1, 2001 before the share consolidation was 28, 360,195.

7. **Share capital (continued):**

(d) Stock options:

Under the Company's stock option plan, the Company may grant options to employees, consultants, officers and directors totaling up to 10% of the issued and outstanding common shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding common shares.

The following table summarizes the status of the stock option plan on a post-consolidation basis as of December 31, 2002 and 2001 and the changes during the years then ended:

	2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	255,111	$ 4.30	237,036	$ 4.50
Granted	-	-	118,500	1.40
Exercised	-	-	(99,925)	1.30
Canceiled	(65,875)	5.00	(500)	5.30
Outstanding and exercisable, end of period	189,236	$ 4.10	255,111	$ 4.30

The following table sets forth information relating to stock options outstanding at December 31, 2002:

Range of Exercise prices	Number outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 6.00	10,000	1.27 yrs	$ 6.00
9.10	5,000	1.48 yrs	9.10
5.30	37,250	1.87 yrs	5.30
4.60	47,500	2.07 yrs	4.60
4.60	5,653	2.30 yrs	4.60
3.00	65,333	2.39 yrs	3.00
2.00	18,500	3.14 yrs	2.00
$ 2.00 to $ 9.10	189,236	2.19 yrs	$ 4.10

82-4832

7. **Share capital (continued):**

(e) Private placements of units and shares:

2001

The company closed a private placement for the sale of 337,500 Units of the Company at a price of $2.00 per post-consolidation Unit for gross proceeds of $675,000. Each Unit consisted of one common share and one warrant exercisable at $2.50 per common share expiring on February 28, 2002. The warrants expired unexercised in 2002.

An additional private placement was closed for the sale of 48,750 common shares at a price of $2.00 per post-consolidation common share for gross proceeds of $97,500.

2002

In settlement of debts, included in accounts payable, owed to individuals for past service to the company, a share-for-debt agreement was concluded December 7, 2002 extinguishing accounts payable of $561,702 through the issuance of 1,872,339 shares at $0.30 per share.

8. **Income taxes:**

As at December 31, 2002, the Company has approximately $2,700,000 (December 31, 2001 - $2,700,000) of available undepreciated capital costs and deductions and $8,750,000 (December 31, 2001 - $13,800,000) of unutilized non-capital loss carryforwards, which expire on various dates to 2007 available to reduce future taxable income. The Company also has $1,100,000 of capital losses available to reduce future capital gains. No recognition has been given in these financial statements to the potential future benefit of the foregoing loss carryforwards, undepreciated capital costs or deductions.

9. **Supplemental disclosure of cash flow information:**

(a) Change in non-cash working capital balances:

	2002	2001
Accounts receivable	$ (1,827)	$ 111,106
Prepaid expenses	4	14,772
Accounts payable and accrued liabilities	(105,211)	(270,012)
	$ (107,034)	$ (144,134)

(b) Other cash transactions:

	2002	2001
Interest paid	$ -	$ -

Taxes paid	-	-

9. **Supplemental disclosure of cash flow information (continued):**

c) Non-cash transactions:

	2002	2001
Common shares issued on settlement of accounts payable	$561,702	-

10. **Financial instruments:**

The fair values of the Company's financial assets and liabilities at December 31, 2002 approximate their carrying values due to the short-term maturity of the instruments.

11. **Commitments and contingencies:**

(a) Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government department of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi.

The term of the agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. The Company is paid, weekly, 4% of the gross sales of the on-line lottery system during each of the first five years of the agreement and one percent of the gross sales in the sixth and seventh year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

(b) On May 30, 2002 a 2002 Share Purchase Agreement was executed between Pacific Lottery Corporation ("PLC") and the shareholder of Emerging Market Solutions International Inc. ('EMSI"); subject to certain conditions (inclusive of debt settlement, conversion of preferred shares, and regulatory approvals of PLC), and whereby all of the shares of EMSI are to be sold to PLC. The purchase price being 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share. The closing date for the 2002 Share Purchase Agreement is the earlier of April 15, 2003 and sixty (60) days after satisfaction of the conditions therein. The 2002 Share Purchase Agreement was made with the expectation of a complimentary agreement being executed with LWSI, releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between PLC,

EMSI, and Lottery and Wagering Solutions Inc. ("LWSI") to settle the note payable owing to LWSI in exchange for shares of PLC – refer to Note 13.

12. Subsequent Events:

(a) The LWSI Agreement, executed on October 10, 2002, releases EMSI and LWSI from all obligations, respectively, under a former acquisition agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognises an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI has agreed to accept as consideration, for the amount payable to it by EMSI, shares issued by PLC at a rate of thirty cents ($0.30) per share, subject to an average share bid price condition, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI will result in 7,962,620 additional shares of PLC being issued over and above the 18,333,333covertible preferred shares issued to the shareholder of EMSI, as discussed in Note 11(b). Conditional to the anticipated closing on the 2002 Share Purchase Agreement and to the anticipated debt repayment from PLC, on or before April 15, 2003, the LWSI Agreement effectively settles any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003

(b) Closing on April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18, 000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two (2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

(c) Closing on April 7, 2003, the Company concluded a debt settlement agreement with two related parties, those extending the debt being settled, to eliminate the debt obligations described in Note 6. In exchange for 9,166,666 common shares of PLC the Company extinguishes the $2,250,000 short term debt, $250,000 long term loan payable, $250,000 Series II preferred shares, as well as, all the interest accrued on both the short and long term debts up to the time of closing of this agreement. The interest accrued in relation to these debts as of December 31, 2002 is $3,458,207 on the short term debt and $384,246 on the long term debt. Also see Note 6.

(d) Closing April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finders fee in relation to the additional financing and settlements also closing on this date.

(e) Closing April 7, 2003, the Company has issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.

(f) Prior to December 31, 2002, GIMS advanced funds to PLC in the amount of $150,000 USD (translated into $233,895 CND). Subsequent to the year end, GIMS further advanced funds of $100,000 USD to PLC to assist the Company until closing of the private placement of shares with GIMS – see Note 12(b).

13. Related party advances

Advances from related parties consist of:

		2002		2001
Due to EMSI	$	618,650	$	-
Due to Genting International Management Services Pte. Ltd.		233,895		-
	$	852,545	$	-

BRITISH COLUMBIA SECURITIES COMMISSION

YEAR END REPORT

BC Form 51-901F

ISSUER DETAILS NAME OF ISSUER Pacific Lottery Corporation	FOR QUARTER ENDED December 31, 2002	DATE OF REPORT yy/ mm/dd 03/05/20
ISSUER'S ADDRESS 2937 - 19th Street N.E.		

CITY PROVINCE Calgary Alberta	POSTAL CODE T2E 7A2	ISSUER FAX NO. 403-266-8909	ISSUER TELEPHONE NO. 403-266-8900
CONTACT NAME David Aftergood	CONTACT'S POSITION President and Chief Executive Officer	CONTACT TELEPHONE NO. 403-266-8900	
CONTACT EMAIL ADDRESS davidaftergood@ags.ca	WEBSITE ADDRESS www.ags.ca		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(Signed)	**David Aftergood**	**May 20, 2003**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(Signed)	**Peter Wallis**	**May 20, 2003**

SCHEDULE A: FINANCIAL STATEMENTS

The audited financial statements for the year ended December 31, 2002 are attached.

824832

PACIFIC LOTTERY CORPORATION
FORM 51-901F - YEAR END REPORT
December 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The major components of deferred development costs are:

	2002
Salaries/consulting fees	$2,977,055
License fees	772,921
Marketing and technical support	2,567,202
Office and supplies	688,969
Travel	494,873
Insurance	113,493
Financing fee	50,000
Legal and accounting	18,746
Other projects	17,640
	7,700,899
Less:	
Amortization	1,944,030)
Write-down of deferred development costs	(5,500,000)
Recovery of costs	(256,869)
	$ -

The major components of general and administration costs are:

	2002
Consultant fees	$40,810
Due, subscription & licenses	1,969
Salaries and benefits	143,933
Foreign exchange (gain) loss	(207,215)
Office expense	27,928
Professional fees	132,435
Public company costs	28,771
Rent expense	79,669
Telephone & communications expense	17,085
Travel & promotion	76,623
Vietnam G&A	1,119,301
	$1,461,309

2. *Related party transactions*

Due to related parties consist of:

		2002		2001
Due to EMSI (see Note 12(a))	$	618,650	$	-
Due to Genting International Management Services Pte. Ltd.		233,895		-
	$	852,545	$	-

3. *Summary of securities issued and options granted during the period*

a) Securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
December 12, 2002	Common Shares	Private Placement	1,872,339	$0.30	$561,701.73	Debt

b) Options granted during the period: Nil

4. *Summary of securities as at the end of the reporting period:*

a) Description of authorized share capital

Unlimited number of common shares
Unlimited number of preferred shares, issuable in series
700,000 convertible preferred shares Series 1
250,000 preferred shares Series 2

b) Number and recorded value for shares as at the end of this reporting period

Issued and outstanding:
5,241,397 common shares with a recorded value of $16,340,824
250,000 preferred shares Series 2 with a recorded value of $250,000

c) Description of options and warrants outstanding

Number	Exercise Price	Expiry Date
47,500	$5.00	July 6, 2003
10,000	$6.00	April 8, 2004
5,000	$9.10	June 23, 2004
28,500	$5.30	November 14, 2004
47,500	$4.60	January 25, 2005
5,652	$4.60	April 18, 2005
65,333	$3.00	May 23, 2005
18,500	$2.00	February 21, 2006
227,985		

5. *Directors and Officers as at the date this report is signed and filed:*

Name	Position
David A. Aftergood	Director, President and Chief Executive Officer
Peter C. Wallis	Director
Dale H. Laniuk	Director
James F. Kelleher, PC, QC	Director
Larry W. Ruptash	Director
Richard W. DeVries	Director

d) Number of shares subject to escrow or pooling agreements: Nil

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 1 of 5)

Pacific Lottery Corporation (the "Corporation") is incorporated under the laws of the Province of Alberta. The principal business of the Corporation is to research, develop, manufacture, operate and manage lottery gaming central systems.

General

Cash

The increase in cash is due to an advance by a Genting International Management Services Pte. Ltd. ("GIMS") at the end of the year. This amount was repaid subsequent to the fiscal year end, upon closing of a private placement of common stock to GIMS.

Accounts Payable

The reduction of accounts payable was due to the settlement of $9.7 million of debt to a supplier (see material contracts and commitments below).

General and Administrative Expenses

The decrease in these expenses over the same period in 2001 can be attributed to reductions in overhead implemented in the last half of 2001 and continuing through 2002. Reductions were offset by write-downs of deferred development costs charged through general and administrative expenses.

Interest Expense

The increase in both long and short term interest expense can be attributed to the compounding effect of interest on both short and long term debt.

Depreciation and Amortization

Depreciation and amortization have increased over the prior year due to a review of the cash flows being generated from Hanoi operations and the remaining life of the contract with the government of Vietnam. Those cash flows warranted a reduction to the capital asset balance of approximately $770,000. Charged through depreciation and amortization.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 2 of 5)

Deferred Development Costs

Along with normal amortization of the prior years balance, the Company has charged all costs ,which in the past have been deferred, to income. Also the Company recovered from Emerging Market Solutions International Inc. ("EMSI") in 2002 $256,869 in costs incurred relating to the development of a new lottery business in Ho Chi Minh City, Vietnam. The recovery was offset against advances due to EMSI by the Company.

Extraordinary Item

Accumulated outstanding amounts totaling $9,654,066 due to Automated Wagering International was settled following a payment of U.S. $15,000 in the second quarter of 2002. The amounts due accumulated under the Sales and Services Agreement with AWI (see material contracts and commitments below).

Subsequent Events

(a) A new agreement with Lottery and Wagering Solutions Inc. ("LWSI") and Emerging Market Solutions International Inc. ("EMSI"), executed on October 10, 2002, releases EMSI and LWSI from all obligations, respectively, under a prior Share Purchase Agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognises an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI has agreed to accept as consideration, for the amount payable to it by EMSI, shares issued by PLC at a rate of thirty cents ($0.30) per share, subject to an average share bid price condition, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI will result in 7,962,620 additional shares of PLC being issued over and above the 18,333,333covertible preferred shares issued to the shareholder of EMSI. Conditional to the anticipated closing on the 2002 Share Purchase Agreement and to the anticipated debt repayment from PLC, on or before April 15, 2003, the LWSI Agreement effectively settles any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003

(b) Closing on April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18, 000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two (2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 3 of 5)

(c) Closing on April 7, 2003, the Company concluded a debt settlement agreement with two related parties, those extending the debt being settled, to eliminate the debt obligations described in Note 6. In exchange for 9,166,666 common shares of PLC the Company extinguishes the $2,250,000 short term debt, $250,000 long term loan payable, $250,000 Series II preferred shares, as well as, all the interest accrued on both the short and long term debts up to the time of closing of this agreement. The interest accrued in relation to these debts as of December 31, 2002 is $3,458,207 on the short term debt and $384,246 on the long term debt.

(d) Closing April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finders fee in relation to the additional financing and settlements also closing on this date.

(e) Closing April 7, 2003, the Company has issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.

(f) Prior to December 31, 2002, GIMS advanced funds to PLC in the amount of $150,000 USD (translated into $233,895 CND). Subsequent to the year end, GIMS further advanced funds of $100,000 USD to PLC to assist the Company until closing of the private placement of shares with GIMS.

Material Contracts and Commitments

(a) The Corporation entered into a Sales and Service agreement with Automated Wagering International, Inc. ("AWI") dated August 18, 1998 whereby AWI has agreed to sell to AGS certain equipment and services for use within the Socialist Republic of Vietnam. The Corporation agreed to purchase 345 lottery terminals for $1,483,645 U.S. payable as to $296,719 U.S. upon execution of the agreement and $593,538 U.S. 6 months after the execution of the agreement and $593,538 U.S. on the earlier of (i) 12 months from the execution of the agreement; (ii) the agreement by the Lottery Authority to pay the Corporation its capital costs; or (iii) the installation of a lottery terminal outside the Hanoi area.

The Corporation agreed to purchase processors for $109,000 U.S. of which $54,500 U.S. was payable upon execution of the agreement and the remaining $54,500 U.S. is payable upon commencement of on-line sales of lottery numbers in Hanoi.

The Corporation agreed to pay a $500,000 U.S. non-refundable license fee which was due on the date the Corporation executed an agreement to install on-line lottery terminals outside of the Hanoi area. The Corporation is also committed to pay a fee of $8,333 U.S. per month for

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 4 of 5)

60 months commencing on the date the Corporation executes an agreement with the appropriate Vietnamese authority to install lottery systems outside the Hanoi area.

AWI agreed to provide technical support services for $1,500,000 U.S. and marketing services for $250,000 U.S. These fees are payable in Nine equal monthly installments commencing on the date of execution of the agreement.

In addition, the Corporation shall pay to AWI a maintenance fee of $50,000 U.S. per month for a period of 60 months commencing on the sale of the first lottery ticket in Hanoi.

In January 1999, the Corporation negotiated a revised payment schedule with AWI, whereby AWI has exercised the option to require that 75% of the revenues which the Corporation receives under the Hanoi Lottery Agreement be paid to AWI until such amounts owing are fully paid. In return for AWI's continued cooperation and forbearance in light of the delays the Corporation experienced in making past payments to AWI, the Corporation agreed to pay AWI 25% of the revenue the Corporation received under the Hanoi Lottery Agreement and 5% of the revenue which the Corporation receives from any future lottery in Vietnam. During 2000, $33,380 U.S. was paid from lottery revenues earned in the year At December 31, 2000, a balance of $6,403,703 ($4,270,559 U.S.) remains outstanding. Interest on overdue balances is charged at a rate of 1.5% per month.

Effective May 31, 2002, the total accumulated debt of $9,654,066 was forgiven following a payment of USD 15,000 by AGS to AWI.

(b) Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government department of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi.

The term of the agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. The Company is paid, weekly, 4% of the gross sales of the on-line lottery system during each of the first five years of the agreement and one percent of the gross sales in the sixth and seventh year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

(c) On May 30, 2002 the 2002 Share Purchase Agreement was executed between Pacific Lottery Corporation ("PLC") and the shareholder of Emerging Market Solutions International Inc. ('EMSI"); subject to certain conditions (inclusive of debt settlement, conversion of preferred shares, and regulatory approvals of PLC), and whereby all of the shares of EMSI are to be sold to PLC. The purchase price being 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share. The closing date for the 2002 Share Purchase Agreement is the

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 5 of 5)

earlier of April 15, 2003 and sixty (60) days after satisfaction of the conditions therein. The 2002 Share Purchase Agreement was made with the expectation of a complimentary agreement being executed with LWSI, releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between PLC, EMSI, and Lotter and Wagering Solutions Inc. ("LWSI") to settle the note payable owing to LWSI in exchange for shares of PLC.

Liquidity and Solvency

The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Corporation has sustained operating losses and has used significant cash resources for operations in 2002. At September 30, 2002 the Corporation had a working capital deficiency of $7,135,045 and a deficit of $23,537,106. The Vietnam lottery in Hanoi, the Corporation's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $68,431 for the Nine months ended September 30, 2002. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financing facilities with its lenders to improve terms of repayment. Subsequent to December 31, 2002 a debt settlement agreement was executed extinguishing all listed balance sheet debt and accrued interest on that debt in exchange for shares (please see Subsequent Events above).

The Corporation's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Corporation and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Corporation is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Corporation may be unable to realize on its assets to discharge its liabilities in the normal course of business. Subsequent to December 31, 2002 a private placement of shares sold for $4,500,000 was concluded. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.